EXHIBIT 99.3

INFOSYS TECHNOLOGIES
PRESS CONFERENCE
July 13, 2004

Tina: Good afternoon everybody. Thank you all for joining us today. We will follow the usual format. We will start with the joint presentation by Nandan Nilekani, CEO and Kris Gopalakrishnan, Chief Operating Officer after which we will further open for questions. I would request you to give your name and the name of the organization before you ask your question. Can I ask you to keep your cell phones on the silent mode please? Thanks, over to you Nandan.

Nandan: Thank you Tina, and welcome to this press conference where we will be discussing and talking about the results of Infosys for the first quarter ended June 30, 2004. This is our usual Safe Harbor clause, which you are now very familiar with. I will briefly speak about the financial performance and then I will request my colleague Kris to speak on some of the other operational and human resource issues and I will come back at the end for the outlook and for the summary. The financial performance this quarter on Indian GAAP on a year-to-year basis — we have had 38.6% growth in income and the PAT has grown by 39.2%, and on US GAAP revenues have grown by 43.4% and net income has grown by 42.4%. We added new clients of 29, repeat business has been very high 98.5%, and on a net basis we have added 2305 employees going up to over 27,000, close to 28,000 employees. The total income for the quarter has been Rs.1517 crores, and the profit after tax from ordinary activities is 388 crores. Now if you look at our balance sheet, the total assets is Rs.3, 800 crores which includes cash and cash equivalents of 1,000 crores and essentially this balance sheet is after the, you know, last quarter we gave dividend of more than Rs.800 crores, so I think the cash position and the balance sheet is still very healthy after the dispersal as well as after the capex. Now, I will request Kris to speak on the operational performance. Kris.

Kris Gopalakrishnan: Thanks Nandan, and good afternoon everyone. Quickly jumping in, geographically, Europe is doing better, you know, this is a planned activity from our side to reduce the dependence on North America and increase dependence on rest of the world, as you know, we acquired Expert in the last year and we are continuing to invest in Europe, and today Europe constitutes 22.2% of our business, rest of the world which includes Australia constitutes 11% of our revenue. In terms of utilization, we continue to have healthy utilization percentages, excluding trainees its 79.7. What we look for is high 70s and low 80s so it is in that range. Including trainees it has come down to, 79.7 was excluding trainees, and 73.4 is including trainees. The utilization has improved here because there are less number of trainees now in the system. Fixed price projects have come down to 29.7%. What we have seen is that we build long term relationship with our clients, many of them tends to do time and material kind of work rather than fixed price work, also the discretionary spend on developments projects have come down in the last 12 months though it is up ticking in this quarter. Onsite revenue is 51.9%, offshore revenue is 48.1%. Offshore has gone up little bit and it is again part of strategy to increase offshore. Our client concentration is very very healthy. The largest client constitutes 5.3% of revenues down from 6.5% of revenues. The top 5 clients contribute 21.6% of revenues, more importantly the number of million dollar clients have gone up by 10 from 131 to 141, and also you will see the number of 5 million dollar clients, the number of 10 million dollar clients, number of 20 million dollar clients, all these numbers are showing improvement. Let’s look at more details about our business from a client perspective. We have added 29 new clients. Across all the sectors financial services, retail, manufacturing etc., you will see that we have added interesting projects this quarter. For example, in the financial services sector, we are doing one of the first combined project with Progeon and Infosys. We saw that a trend is starting to happen, where clients look at IT and business process operations being given to the same group company or the same vendor, and we are doing one of the first projects in this area. For high-tech and manufacturing client, we are doing a business critical order processing system worldwide. Our focus has been to look at solutions, our focus has been looking at business issues, and here is an example of how we are helping them revamp their order processing system worldwide. In the retail space, this is one of the earlier IBUs, which has gone into solutions, and you can see that we are helping a large retailer of toys , looking at new packages to transform their merchandising; a large footwear, implementing PeopleSoft application. And in Europe we are working with one of the large retail companies in early pilots in RFID. So again our focus on business solution is helping us do interesting projects with the clients. In the healthcare and insurance industry, again we are doing interesting work in straight through processing from the internet for a series of their products in the insurance sector. In energy and utility sector, again Infosys is working with a company to improve customer satisfaction while reducing customer service operational cost looking at efficiency and things like that. We continue to do projects in IT, I am just highlighting some of the projects which are business related. Finacle continues to do well in India as well as outside India. For example for one of the largest banks in Asia headquartered in India of course, we have licensed the Finacle core banking product, internet banking and trusted solution to power its international operations across 21 countries. So this is being deployed across actually many countries around the world and there are several wins across multiple geographies in Middle East, and Africa etc. As Nandan said, the employee strength is almost 28,000; this includes a net addition of 2,300 employees, a gross addition of 3,233 employees, of which about 500 odd people are experienced people — our lateral addition. So Infosys continues to be an employer of choice. We are able to attract significant number of entry-level people as well as experienced people. Of the software professionals, 685 belong to the banking business unit. We have invested Rs.154 crores of capital expenditure. The company has space capable of accommodating 23,600 professionals and we have construction going on to accommodate another 8,000 employees. Typically about 5,000-6,000 of our employees are in transit, you know, working on client projects and things like that. So this is an optimal use of the capex and the space required for accommodating these employees. Now Nandan..

Nandan: We will now speak about the outlook for the future. For the quarter ended September 30,2004, we expect income between Rs.1,631 crores to Rs.1,645 crores which comes to a year-to-year growth between 42% to 43%, and earnings per share is expected to be having a year-to-year growth of about 33%. For the fiscal year ending March 31, 2005, we are looking at income between Rs.6, 731 crores to Rs.6, 772 crores. This is consolidated across all our subsidiaries and this essentially means, on a year-to-year basis rupee-terms growth of 39-40% and we expect earnings per share to be Rs.62.7, which means our earnings per share year-to-year growth is 34%. Essentially the difference again between the top line growth and the bottom line growth is the investments that we are making in the future. Last time, I spoke to you about our investments in Infosys Consulting and Australia and China. This time again going forward, we are making incremental investment provision of $21 million of which $5 million is additional investment for a banking group, so their investment goes from $5-10 million, and $16 million is investment in the various business units based upon the approval of the business plans so while we are seeing growth, we are also investing the incremental growth in the company. The incremental revenues from previous guidance is about Rs.700 crores out of which about Rs.300 crores is coming from the currency, rupee getting weaker, and about Rs.400 crores is coming from business. The combined profits of both of that is about Rs.261 crores out of which we are investing about Rs.97 crores which is $21 million in the future, and the balance is part of the increase is in EPS. So I think, the important thing is that we are continuing our strategy of investing into the future and we have made all the necessary plans for that, and even after making those investments, we are looking at an earnings growth rate of 34% in rupee terms. To summarize, we are increasing our guidance as I just spoke about. We expect revenues to grow 39-40% in this financial year. We have seen strong revenue growth during the quarter, double digit sequential growth. This I think only corroborates that our business model has enabled us to respond quickly to the enhanced opportunities. The reduction in the backlash in the system, the rupee getting weaker, more business from our customers, and the fact that now that we have all these integrated units, we continue to see a stable pricing environment, so the pricing continues to be stable. Recently, sometime in May we announced a new approach to outsourcing called modular global sourcing which gives all the flexibility and benefits that companies want along with the cost effectiveness, time to market and quality that characterizes our delivery, and another important development is that we have been focusing on the integration, financially risk management wise in the market place. Integration of Infosys subsidiaries, whether it is Progeon, Infosys Consulting, Infosys Australia or Infosys China into the overall strategy and operations as a corporation that has made significant progress this quarter. Also our reorganization into integrated business unit which we began in November is now falling into place and we believe that we have created multiple engines of growth with strong leadership in place as well as management goal alignment, incentive, risk management structure to support this kind of organizational structure, and we think this is one of factors that has contributed to this buoyant revenue growth. We have also, thanks to efforts of Shibulal, Dinesh, and others, who have done a great job in building the systems and processes to scale up the needs in the markets place. We think that one of the key things about our business is we have built a scalable business model which allows us to add 10,000 people, which allows us to grow at 40% on a base as large as this. We continue to have a prudent forex hedging policy. We have not over extended ourselves here. And our cash position, our total cash and equivalents are over Rs.2000 crores in spite of paying out over Rs.800 crores in the onetime and other dividends that we gave last month. So I think, overall this is the situation. I think we are well one our way in terms of the transformation we want to do in the post billion dollar phase. With that thank you and we will take questions.

Balaji: Of course we will start with the question, but I would like to bring into your notice Mr. Nandan and the management that there was a royal let down by your company to us because we did not get the results before others got it. We got it at 10 clock here we were much behind Bombay and other centers

Nandan: I apologies Balaji, yeah.

Balaji: It has affected us more than anybody else. We came at 8:30 here without breakfast

Nandan: They didn’t give you breakfast.

Balaji: No we did not ask for that. No we want to protest, lodge our strong protest about this.

Nandan: Balaji I understand, and I appreciate your frustration and anger on this matter.

Balaji: <phrase inaudible>.

Nandan: Yeah, I think the fact that we have de-listed from Bangalore may have caused this. We are looking at exactly what we need to do ensure the simultaneous information, part of the challenge is that, we can’t release the information till the stock exchanges where we are listed have acknowledged receipt of information, so we have some statutory and regulatory issues but we will make every effort to make sure that you get it as soon as possible, and we will make sure there is breakfast too.

Balaji: <phrase inaudible>.

Mohan: No what we need.... No, we send it by fax. We get fax acknowledgement that is not enough, we call them up and we ask them have you received it, they have to acknowledge it in person and then only we can release it.

Balaji: So we are at the mercy of Babus at the BSE. Why not fax it, why can’t it be electronic.

Mohan: Because, it is not electronic yet in the BSE and the NSE. So, we have to think through the process, but what you say is very much right. We will think through the whole process, this is not the time. Because earlier you could go to the BgSE as soon as it is on the wire, even before BgSE spoke to us and confirmed you had the news.

Balaji: So, I think you had factored this.

Mohan: No, no we had factored this. We thought through the process, but, we underestimated the time that is required for the response from exchange.

Balaji: This should go on record.

Mohan: Thank you, Sir.

Srinivasan: I have question here please, Nandan. This is Srinivasan from Associated Press, I was just interested in knowing you had said it, on the AGM day that the outsourcing backlash has been abating off late, this performance probably is a last nail in the coffin for the backlash, how is the scenario now? Thanks.

Nandan: I think, it is too early to say that the issue is closed. It is a fact that the issues had reached a crescendo in the month of February and March, subsequently it has sort of been off the headlines because of other issues like Iraq. The other thing was that in February and March, it was jobless growth but in the last 3-4 months, the US has added cumulative more than a million jobs. So to some extent the pressure of jobless growth has come down and now there are many studies showing that outsourcing is just one of the very minor reasons for job loss. So I think, it is too early declare the issues as closed. I think we have to wait watch. It has a potential to erupt again but certainly at this point compared to the situation when we met you last time, definitely the decibel level has abated and the backlash has abated.

Mohan: We will answer Balaji now.

Balaji: One after, not at a time Sir give others also, you take your breaks.

Mohan: Okay, we will answer the first question, ask somebody else, and then answer second. Okay, first question, what has prompted you to revise the guidance for the full year in the first quarter itself? In the first quarter itself we overshot our guidance, we had given a guidance of about Rs.1, 363 crores to Rs. 1,371 crores, we achieved Rs. 1,517 crores. There were two factors for this. One was the increased business that we got of Rs.89 crores and the other was the impact of the depreciation of the rupee. We had factored in Rs. 43.4 into our guidance earlier, the actual rupee rate for the entire quarter on an average was Rs. 45.4, so we got an increased revenue of Rs.61 crores from the rupee. So overall the increase has been Rs. 150 crores from the guidance because of these two factors and both these factors had to be taken into account for the revision of the guidance for the full year. So for the full year, we assume an average rate of Rs. 45.6 and we have taken Rs. 45.69 to be the conversion rate, Rs. 45.6 for the full year because the average for the first quarter was lower and that is why we revised the guidance in the first quarter itself.

I will just finish another question. At this rate by how much do you expect to grow in the coming quarters overall internal guidance?

Our guidance is there before all of you and that is our statement right now.

Will it be more than 8% of last fiscal?

The answer to this remains the same as answer to the previous question.

Female participant: Mr.Nilekani, can you comment on why fixed price projects revenues have fallen while you have been trying to move in to solutions space, I mean, I thought the trend is constant?

Nandan: I will ask my colleague Shibu to answer that.

Shibulal: Hi, see first of all you know most of our business comes from relationship model that means we have very long term relationship with our customers, so the long term customers do tend to have comfort in fixed price as well as time and material. They have seen us operate for a very long time. They have full confidence that either way we will deliver value to our customers. You can also see that the maintenance revenue has gone up as a percentage over the last 2-3 quarters. The maintenance part of the revenue tend to be more time and material oriented.

Female participant: No, but solution selling is more fixed price based, isn’t it?

Kris: Not necessary, see solution means you have knowledge and understanding of customers needs. Implementing that may be you will look at the fixed price.

Male Participant: Yeah, I wanted to ask about investment plans Nandan which you had mentioned, you said 21 million dollars will go to banking and rest depends on flexible proposals. It is not very clear about the, what the time frame you are looking at, this is going forward for the rest of the three quarters and also does this exclude capex or not? Can we have some outlook on the capex as well?

Nandan: We are increasing our guidance is about a little over Rs.730 crores, out of that approximately about Rs.300 crores of the increase in revenue guidance is coming out of the forex benefit. About Rs.430 crores is the increase in revenue from the business side, both these things put together are contributing about Rs.261 crores of increased profits. Out of that we are, our guidance on the earning side has gone up by about Rs.197 crores which means that we have taken out Rs.97 crores out of the 261 crores and we are putting that into the company. So this investment of $21 million is the next 9 months and as explained to you $5 million is going additionally to our banking unit, so we are doubling our investment from $5-10 million. The remaining $16 million is being to our various business units like our retail unit, our insurance healthcare life sciences unit, our banking and capital markets unit etc., our Europe unit, our A-PAC unit, and this $16 million is being distributed to them because all of them have come out with 3-year business plans where they have said what is going to be their growth in top line, what is going to be their margins, how are they going to create solutions, how are they are going to consulting. So we are giving them the necessary financial strength to go ahead with their investments for the future. Is that clear?

Male participant: Yeah, but I just wanted to double check two things, one is, is this just incremental amount from the plow back as distinct from overall quantums and also what does this mean for capex, I also want to get the capex figures going forwards.

Nandan: This is incremental investment. We talked last time about investments of $5 million in banking, $5 million in our Chinese operation, $20 million consulting and so. So this is incremental. Essentially, the incremental profits from the rupee and from revenue growth, part of it is being put into the future. Yeah, so basically this will all hit the expense, I mean, these are all expenses but it is coming out of the increase that we saw. I will ask Mohan to answer on capex.

Mohan: We have said that capex will be Rs.600-750 crores that figure remains now. We spent Rs.157 crores in the first quarter.

Balaji: Out of which technology investment.

Mohan: Sir, technology investment will be around Rs.150 crores, we have spent about Rs.30 crores in the first quarter.

Nandan: We will take one of Balaji’s question.

Mohan: Impact of dollar appreciation in the first quarter, I think in the first quarter like I explained Rs.61 crores was the increase in the revenues because of the dollar and bottom line impact was around Rs.8 crores. The reason is that we had a loss on negative impact of foreign exchange fluctuations, exchange differences of about Rs.3.64 crores. We had a translation gain of Rs.35.52 crores, and forward contract related loss of Rs.47.79 crores. Remember, we had about $220 million of forex at about Rs. 44.4 at the beginning of the quarter and the rupee average for the entire quarter was Rs. 45.4, so because the forward cover was lower than the actual rupee there was a loss, but that impact was positive in the operating profits. And we now have, how much have you hedged, do you expect the dollar to stabilize? We now have $228 million of forward cover at Rs. 44.95 which is less than the current rate of Rs. 45.69 for the guidance, but we have marked to market the entire $228 million at Rs. 45.99, so the entire forward cover has been marked to market as the quarter end. So there is no loss in any forward cover that we are carrying forward from now onwards.

Balaji: This is for this quarter.

Mohan: Sir, yeah the opening hedge for the second quarter is $228 million at an average rate of Rs. 44.95, but since this is less than the rate that we have take for our projections of Rs. 45.69, the difference is already being factored into the first quarter on a mark to market basis.

Female participant: A question on the integration of IT and BPO is it just the customer is the same or is the work also related, outsourcing work?

Nandan: When we talk about integrated IT and BPO, it is when we take the same application and do both the IT support as well as the BPO activity, for example if a customer has sales order application, we will do the IT development for the sales order application and do the transaction support for the sales order applications, so that is what we mean by integrated, same application being supported on both dimensions.

Male participant: I just wanted to be doubly sure of the plough back of profit. So, your net profit guidance does not exclude the 21 million investment. Just is it notional or is it that you are concealing some of the.....

Nandan: Revenue guidance increase is some Rs. 730 crores. The profit if we had done no investments would have been Rs. 261 crores.

Male participant: Okay.

Balaji: Before that I just want a clarification. Press release shows a client addition of 29 but the client data which is given to us is 38.

Nandan: I think you have to look at standalone versus consolidated, standalone is Infosys only, consolidate is Infosys plus Australia, plus Progeon, plus China, plus Infosys consulting.

Balaji: No that is out of 29, 26 is standalone. In the datasheet it is mentioned as 38 but your press release it says as 36 I want to know the correct figure.

Mohan: No, no you are talking about the quarter end march 2004. That is about 38, this figure is 38 for 393, 2 is Progeon.

Balaji: Last quarter?

Mohan: Yeah, last quarter. This quarter is 29.

Balaji: And out of that 3 is from Progeon and 26 is stand alone.

Nandan: Yeah 26 is standalone and 3 are from Progeon and Infy Australia, the rest of the business.

Male participant: This addition of clients, what is the net addition of clients and what is the total number of clients you have as of now?

Kris: The net addition of clients is 26; we have today 419 active clients.

Male participant: I am just looking for some comments on the volume side? What has been the quarter exactly?

Shibulal: Actually this quarter has seen strong volume growth, our pricing has remained stable and in fact onsite revenue per-capita dipped by a very, very small fraction of a percentage. So most of the growth has come from volume on the revenue side other than the treasury income.

Nandan: Okay, the effort person months data for the quarter ended June 30 is 55,000 which is up from 48,000 for the last quarter.

Mohan: The volume growth of 11.4% for the quarter. Onsite growth has been 9% and offshore has been 12.6% as against sequential revenue for services; this for services has been 10.1%. So in terms of prices like Shibu said, onsite is slightly down, the pricing is stable, but because of the mix change is slightly down, offshore is stable. Offshore efforts has gone up to 66.9% from 66.2%, so consequently the blended per capita has declined by 1.2%, this once again is dependent upon the mix of business.

Male participant: Nandan, your repeat business is now 98.5%, does that mean that new clients are postponing their decisions, IT decisions, and how difficult it is proving to get new clients?

Nandan: Well you know, part of it is the way we count new clients, repeat business is essentially business from a customer acquired before April 01 of the financial year, so normally in the first quarter, repeat business is always high because the revenue from new customers is low, so I don’t think it is anything to be perturbed about, I think we will see new client growth happening. In any case with all of our clients, today we have 141 clients with whom we do more than a million dollar business, so all of our clients, we also have active efforts to see how we can increase our share of their spending. So that will continue as before, in fact, even if you look at last year, if you look at June 30, 2003, it was 97.8% repeat business, so I think that is normally traditionally the case in the first quarter of a new financial year.

Male participant: Sir, you said, you are going to add space to take another 8000 people, will this continue to be in Bangalore or would you look at other locations in the state or elsewhere in the country?

Mohan: There are about 4000 seats coming live in Bangalore by the next quarter. It is being constructed right now. We have some seats in Pune, some seats in Chennai, both these are the new campuses, some seats are coming on in Hyderabad too.

Male participant: Nandan, when you say that the pricing continues to be stable, could you just give out a few key factors that has created such an environment for this kind of stability, and secondly when keeping the key verticals in the mind, could you just also talk about the pipeline, how it looks in the next 2 quarters?

Nandan: I think the pricing is stable because

a) I think demand for offshore and outsourcing services continues to be quite robust. Also I think our client companies also are really focusing on their growth and therefore they are not really focusing so much on these issues. Also I think slowly our solution and consulting strategy will also help us to maintain prices going forward. Now in terms of segments, we are seeing growth in different segments for example manufacturing has gone up to about 15% from 14%. The transportation has gone up from 7.3 to 7.6. Our insurance banking and financial services still continues to be a very strong sector where our total revenue this quarter was about 34%. On a LTM basis it is more like 35.7%, so I think we are seeing growth in all the segments and I think it is going beyond the classical ones of financial services and telecom into new areas like energy, transportation, services and so on.

Male participant: Nandan, if I can have another question? What is the competitiveness of companies like Infosys and other third-party Indian outsourcing firms, vis-a-vis the multinationals? I am seeing that couple of large deals in India have gone to either IBM or HP, they seem to be having an edge over Indian outsourcing firms even in your backyard, in terms of winning orders like $50 million or more, so what is your position vis-a-vis these companies, both in the global market as well as in the Indian market than you?

Nandan: I have no doubt that we are extremely competitive, that is the reason why we are growing at 40% when other companies are growing at 5%. In India as you know, we have focused only on the banking sector, where we are extremely dominant, 5 out of the 8 public sector banks today use our core banking solution, we have 70% market share, we have consciously not bid on other projects, so I don’t see a situation, if you have not bid on something, then the question of competition does not arise. Globally we are extremely competitive as we told you last time, the global delivery model has become mainstream, I think companies, our clients are understanding the value for money, cost and time to market benefits of working with Infosys. We continue to see strong flow and we have every reason to believe that our incumbent competitors will have to change the business model to become more like us to succeed in the long run. So we have nothing to fear on that score.

Subbu: Akshay, this is Subbu here from the Economic Times. Can you talk about you know, in Progeon the number of clients you acquired, what has been the outlook, what is happening on the attrition rate, overview on the BPO operations?

Akshay: Thank you Subbu. Progeon had a good quarter; we reported revenues of $7.2 million which is up 21% from the previous quarter. We added two new clients, one of which was mentioned in the presentation that was given earlier. Taking our total customer count to 16. We added 391 people taking our people count to 2269. So all in all a very good quarter. Our attrition rate is 39%, it is coming down, but it needs to come down some more.

Balaji: I cannot hear what it was; you said it was 21% sequential?

Akshay: Year on year, I think it is 160% something, some number like that. 161%.

Mohan: Balaji one more of your question, how many clients visited the Bangalore campus during the first quarter?

Kris: We had good number of clients and prospects visit. We don’t disclose that data, because many a times it may be a long-term potential client rather than a immediate thing, so we don’t track that, we track that but we don’t disclose that.

Balaji: <phrase inaudible>.

Kris: No, no, no see we have other dignitaries and other people visiting our campus almost every day, but clients also, our potential clients also visit us, and they do result in business, definitely they do result....

Balaji: What I am saying is that do you have repeat clients also.

Kris: Yes. You know, repeat clients may come here for reviewing the project, may come here for actually coordinate with other groups within the company, new services, new departments within the client organization looking at Infosys etc.

Male participant: Nandan, this modular global sourcing, so what, does it mean that it will shrink the product delivery time and also save you some cost on delivering the projects on time, so how does it work?

Nandan: Yeah, in fact we can probably share more things later, and I will request Tina to organize that, but conceptually it is like this, in the old model of outsourcing it was total IT outsourcing where companies handed over all the IT and IT related activities to a vendor, and what companies began to realize was that they were essentially handing over the keys to the kingdom to their vendors and they were loosing control over their own destiny. So we have evolved a new modular global sourcing, which has as we said, part of it is global, that means, it leverages the global delivery model, part of it is modular, which means that, the company can actually slice and dice the outsourcing and give it to different companies, but they will never give up the strategic control of what they do, and we think that this is the new model of outsourcing, and we articulated it sometime back in May at the Gartner outsourcing conference, it’s been well received as a concept and we are approaching the clients with this concept, which is really a way of introducing a new theme in the strategic outsourcing space.

Kris: In outsourcing you need to look at how your internal IT process are with respect to outsourcing, are we able to manage the vendors, are we able to measure the benefits of outsourcing. So streamlining your internal IT processes, looking at pieces of it which you can then outsource and manage that, so that is the direction in which we believe the industry is moving and we are giving leadership in this direction.

Male participant: Just one question, sometime back at least some newspapers carried report on a virus attack on some of the Infosys systems, first, can you confirm that there was indeed such an attack, if there was, have you put a name to that virus, and as a result of such cyber attack, have you revised your spending on security systems and what do you think on this long term?

Kris: Yes we had a virus attack, it was a slammer virus, which basically spreads from the sequel server or components or programs which use sequel server as a component. We have reviewed our processes and our tools and technologies, and we have already taken appropriate action to make sure that at least this type of virus in the future will not affect the network, and off course there is no financial implication as far as the company is concerned in terms of business, etc.

Male participant: But, you would have stand up or backup in such scenario?

Kris: See, no work was lost expect for we have to bring down the network to clear the virus and make sure that it does not further spread and that is a action you take typically when you identify something like this, you have to bring down the network, to make sure that you clean it up and you prevent the further spreading of the virus.

Balaji: But, the entire staff was with no work.

Kris: No, it really is dependant on location, so Bangalore got affected more than other development centers, in some of the other development centers, in fact actually work did not stop, even in Bangalore, only partially we had to bring down.

Nandan: Balaji it gave them an opportunity to get to know each other better.

Female participant: What is the attrition rate?

Hema: Our attrition is marginally up from 10.45 at the end of last quarter to 10.9%.

Male participant: Is this a trend?

Hema: Yeah, if you look at industry trend figures we are getting in the IT space, is an average of about 20%. If you look at some of the other big players, they are reporting figures of anywhere between 15 to 18%, so that is the trend that we are seeing in the industry. I think for Infosys, the reasons continue to remain the same, perceived better opportunities for moving to another organization, higher studies, and finally personal reasons.

Male participant: How was it compared to last year, ma’am.

Hema: Yes, if you look at industry average is about 2 years ago, it was in the range of about 12% when Infosys had about 6, last year it was in the range of about 13 to 15%, Infosys was 7, and now off course they are reporting figure in the range of 18 to 20%.

Male participant: But, sequentially it has gone up this quarter. Lot more are going to IGate. You are training them for others.

Male Speaker: We are contributing to the public good.

Male participant: I hope you are seeing the growth, growth in attrition.

Akshay: Let me take another question from Mr. Balaji, his question was how many clients has Progeon added? It is 2. But the follow on question was has Progeon SRO in Borneo and Czech Republic acquired any customers? Progeon Borneo does not acquire customers separately from Progeon, so the 16 customers are really part of the same service, but what I want to highlight is that by end of July in Progeon Czech Republic, we will have employees from 14 different nationalities providing services in 11 different languages. It is a small operation, but it is very strategic to us. If we do not have the ability to provide services in these languages, then we do not stand a chance of getting the larger deals, which is mainly English speaking.

Balaji: The question was, out of 16 how many were Independent clients?

Akshay: How do you mean independent, which are not client of Infosys?

Balaji: Yes.

Akshay: Perhaps 4. 12 are clients of Infosys. Out of 16, 12 are clients of Infosys also, and 4 are not as yet clients of Infosys.

Balaji: <geographical data.

Akshay: One is from UK, and the others are from US.

Balaji: Then all are financial.

Akshay: Excuse me, no not all are financial services, some are other industries.

Female participant: What about ESOP?

Nandan: At this point the ESOP program is in abeyance, it has been in that state since May 2003, and at the movement there are no plans to change that decision.

Male participant: <phrase inaudible>.

Mohan: Have you issued stocks options to employees in quarter one, no. If so how many ADS and Indian shares, no.

Male participant: I wanted to ask you about the expensing of stock options, you were doing something about looking into it and revising it and I don’t know what progress happened after that.

Mohan: Well the IASC has come out, International Accounting Standards Committee has come out with a guidance note which becomes effective next year, and the FASB has come out with guidance note and they said they are going to take a decision on making it effective. In the meantime in the US congress there is a bill introduced by a congressman saying that if companies need to expense only for the top 5 people in terms of compensation, and for others they don’t have to. If that is passed, then off course situation becomes totally different, so we have to wait and watch, what stand the accounting bodies are going to take and it is important especially in the US because the United States is the place where there are lot more small start ups, more technology, more innovative companies, it adds to the competitive strength.

Mohan: Okay we will finish some of Balaji’s questions now.

How do the salaries of Infosys Australia compare with the parent firm? Any additional hiring in Quarter1? Dinesh or Hema.

Hema: Salaries are comparable to Infosys Technologies. In terms of hiring, we had 30 people who joined in this quarter in Infosys Australia.

Mohan: Yeah, the next question is, have you been able to get any $50 million client in the first quarter?

Well we have got many clients, but we need to grow them to 50 million.

What has been the geographical hiring in Q1, do you have the data Hema?

Hema: Yes I have the data. Out of the 2574 people who joined, 2540 people joined in India, and 34 people joined outside India for Infosys Technologies.

Mohan: Last question for you Balaji, your question, are you looking at any acquisition in China to scale up your subsidiaries operation?

At this point of time nothing in the anvil.

Balaji: I have a couple of other questions.

Tina: Shall we take that later Balaji?

So anybody else, any other questions?

Balaji: No. one is you see US and India has shown sharp impact, we are not clear.

Mohan: Balaji you are seeing the vertical which talks about percentage increases right?

Male participant: Yes

Mohan: Yeah, 73.6 to 68.8 that is because, rest of the world has gone up from 66.9 to 9.4 partially because of the expansion, acquisition in Australia and also Europe has grown faster. We said last time that Europe has grown faster than rest of the business. If the business grows X, and Europe grows faster than X, then obviously Europe share will go up, that is what happened last year.

Male participant: What about losses in subsidiaries?

Mohan: Rs. 394 crore is on a standalone basis, Rs. 388 crore on a consolidated basis because we had a loss in Progeon, a loss substantially because of mark to market for the forex positions of $570,000 or so, and then we had a loss in Infy Consulting, we had a loss in Infy China. We had a small profit in Infosys Australia, so if we net up everything on a consolidated basis, profits came down from Rs. 394 crore to Rs. 388 crore.

Male participant: Can you give the losses by subsidiary?

Mohan: Yeah, I can give it to you in dollars, about $900,000 for Progeon, about $200,000 for China and about $700,000 for Infy Consulting net, and about $500,000 profits for Infosys Australia.

Nandan: Infy Consulting has got one client, but it just started so we have not really put that into the client list, but we have a project going for one client, but there is no billing, therefore we did not add it to the number of clients.

Tina: We will wind up if there are no more questions. Okay thank you all for coming and please do join us for lunch outside.